Exhibit 99.5

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. You are strongly urged to read the accompanying management information circular before completing this Letter of Transmittal.

This Letter of Transmittal is for use only by registered shareholders of Golden Queen Mining Consolidated Ltd. Shareholders whose common shares are registered in the name of a broker, investment dealer, bank, trust company, trustee or other nominee should contact that nominee for assistance in depositing those common shares and should follow the instructions of such nominee in order to deposit their common shares.

LETTER OF TRANSMITTAL

FOR COMMON SHARES

OF

Golden Queen Mining Consolidated Ltd.

This Letter of Transmittal is for use by registered holders of common shares (the “Golden Queen Shares”) of Golden Queen Mining Consolidated Ltd. (“Golden Queen”). This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates or DRS Statements for Golden Queen Shares deposited in connection with the proposed arrangement (the “Arrangement”) involving Golden Queen and Falco Resources Ltd. (“Falco”), that is being submitted for approval at the special meeting of shareholders of Golden Queen that is scheduled to be held on March 24, 2020, or any adjournment or postponement thereof (the “Golden Queen Meeting”) as described in the accompanying management information circular of Golden Queen, dated February 20, 2020 (the “Circular”).

Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. Holders of Golden Queen Shares are encouraged to carefully review the Circular in its entirety and should consult their own tax advisors prior to submitting a Letter of Transmittal.

Pursuant to the Arrangement, if the Arrangement is completed, Falco will acquire all of the issued and outstanding Golden Queen Shares and each holder of Golden Queen Shares (other than Falco and holders who have validly exercised their Dissent Rights) at the Effective Time will be entitled to receive 1.18 common shares in the capital of Falco (each whole common share, a “Falco Share”) for each Golden Queen Share held (the “Consideration”). In order for registered holders of Golden Queen Shares to receive the Consideration for their Golden Queen Shares, such holders must deposit the certificate(s) or DRS Statement(s) representing their Golden Queen Shares with TSX Trust Company (the “Depositary”). This Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in this Letter of Transmittal or reasonably requested by the Depositary, must accompany all certificates or DRS Statements for Golden Queen Shares deposited for the issuance of the Consideration pursuant to the Arrangement.

This Letter of Transmittal is for use by registered holders of Golden Queen Shares only and is not to be used by non-registered, beneficial holders of Golden Queen Shares. A non-registered holder does not have Golden Queen Shares registered in its name; rather, such Golden Queen Shares are registered in the name of the brokerage firm, bank or trust company through which it purchased the Golden Queen Shares or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant. Non-registered holders of Golden Queen Shares should contact their nominee (i.e., broker, trust company, bank or other registered holder) which holds the certificates or DRS Statements representing Golden Queen Shares on their behalf to arrange for exchange.

In accordance with the Arrangement, no fractional Falco Shares will be issued to any holder of Golden Queen Shares. If any holder of Golden Queen Shares is otherwise entitled to a fractional Falco Share pursuant to the terms of the Arrangement, the number of Falco Shares to be issued to that holder will be rounded down to the nearest whole number of Falco Shares (without any payment or compensation in lieu of such fractional Falco Share).

In accordance with the Arrangement, Golden Queen, Falco and the Depositary shall be entitled to deduct and withhold from any consideration payable to any holder of Golden Queen Shares and from all dividends or distributions otherwise payable to any former holders of Golden Queen Shares such amounts as Golden Queen, Falco or the Depositary is required to deduct and withhold from such consideration under tax laws.

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The effective date of the Arrangement (the “Effective Date”) will occur after all conditions to completion of the Arrangement have been satisfied or waived. No issuance of any Consideration will be made prior to the effective time of the Arrangement, expected to be at 12:01 a.m. (Montréal time) on the Effective Date (the “Effective Time”).

All deposits made under this Letter of Transmittal are irrevocable. Should the Arrangement not proceed for any reason, the deposited certificates or DRS Statements and other relevant documents shall be returned in accordance with the instructions herein.

Whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Time, the undersigned will cease to be a holder of Golden Queen Shares and, subject to the ultimate expiry deadline identified below, will only be entitled to receive the Consideration to which the undersigned is entitled under the Arrangement.

SHAREHOLDERS WHO DO NOT DELIVER THIS LETTER OF TRANSMITTAL, THEIR GOLDEN QUEEN SHARE CERTIFICATES OR DRS STATEMENTS, AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE WILL LOSE THEIR RIGHT TO RECEIVE THE ARRANGEMENT CONSIDERATION IN EXCHANGE FOR THEIR GOLDEN QUEEN SHARES AND (I) WILL BE DEEMED TO HAVE DONATED AND FORFEITED TO FALCO OR ITS SUCCESSOR ANY ARRANGEMENT CONSIDERATION HELD BY THE DEPOSITARY IN TRUST FOR SUCH FORMER HOLDER TO WHICH SUCH FORMER HOLDER IS ENTITLED, AND (II) ANY CERTIFICATE OR DRS STATEMENT REPRESENTING GOLDEN QUEEN SHARES FORMERLY HELD BY SUCH FORMER HOLDER WILL CEASE TO REPRESENT A CLAIM OF ANY NATURE WHATSOEVER AND WILL BE DEEMED TO HAVE BEEN SURRENDERED TO FALCO AND WILL BE CANCELLED.

The Depositary or your nominee can assist you in completing this Letter of Transmittal (see the back of this Letter of Transmittal for contact information for the Depositary).

Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery.

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TO:	GOLDEN QUEEN MINING CONSOLIDATED LTD.
AND TO:	FALCO RESOURCES LTD.
AND TO:	TSX Trust Company at its offices set out herein.

In connection with the Arrangement being considered for approval at the Golden Queen Meeting, the undersigned delivers to you the enclosed certificate(s) or DRS Statement(s) representing Golden Queen Shares (the “Deposited Shares”). The following are the details of the enclosed certificate(s) or DRS Statement(s):

Certificate Number(s) or DRS Account Number	Name in Which Registered	Number of Golden Queen Shares Deposited

LOST CERTIFICATES: If your certificates have been lost, misplaced, or destroyed, you can replace them by following the directions under Instruction 6.

The undersigned transmits herewith the certificate(s) or DRS Statement(s) described above for cancellation upon the Arrangement becoming effective. The above-listed Deposited Shares are hereby surrendered in exchange for certificate(s) or DRS Statements representing the Consideration on the basis of 1.18 Falco Shares for each Golden Queen Share held.

The undersigned acknowledges receipt of the Circular and represents and warrants in favour of Golden Queen, Falco and the Depositary that: (i) the undersigned is the registered and legal owner of, and has good right and title and sufficient authority to deposit, sell and transfer, the Deposited Shares, and that such Deposited Shares represent all of the Golden Queen Shares owned, directly or indirectly, by the undersigned; (ii) such Deposited Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; (iv) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and, at the Effective Time, Falco will acquire good title to the Deposited Shares (as the same are modified pursuant to the Arrangement) free from all mortgages, liens, charges, encumbrances, security interests, claims and equities; (v) the surrender of the Deposited Shares complies with all applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; and (vii) the delivery of the Consideration will discharge any and all obligations of Golden Queen, Falco and the Depositary with respect to the matters contemplated by this Letter of Transmittal and the Arrangement. These representations and warranties shall survive the completion of the Arrangement.

IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED, at the Effective Time all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “distributions”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them as and from the Effective Date of the Arrangement, as well as the right of the undersigned to receive any and all distributions shall have been assigned to Falco. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then the undersigned shall promptly pay or deliver the whole of any such distribution to the Depositary for the account of Falco, together with appropriate documentation of transfer.

The undersigned irrevocably constitutes and appoints the Depositary, any one officer or director of Falco, or its affiliate, or any other person designated by Falco in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares purchased in connection with the Arrangement with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Shares consisting of securities on the registers of Golden Queen and (b) execute and negotiate any cheques or other instruments representing any such distribution referred to above payable to or to the order of the undersigned.

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The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions other than as set out in this Letter of Transmittal and in any proxy granted for use at the Golden Queen Meeting. Other than in connection with the Golden Queen Meeting, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not transferred to and acquired by Falco in connection with the Arrangement.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to Falco.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipts) and acceptance of any Golden Queen Shares surrendered in connection with the Arrangement shall be determined by Falco in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon Golden Queen, Falco, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of Golden Queen Shares and no liability will be incurred by any of them for failure to give any such notice.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death, legal incapacity, bankruptcy or insolvency of the undersigned and may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary.

The undersigned instructs the Depositary, upon the Arrangement becoming effective, to mail the shares representing the Consideration that the undersigned is entitled to pursuant to the Arrangement in exchange for the Deposited Shares, by first class mail, postage prepaid, or to hold such shares for pick-up, in accordance with the instructions given below. Should the Arrangement not proceed for any reason, the deposited certificates or DRS Statements and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the delivery of Deposited Shares pursuant to this Letter of Transmittal is irrevocable.

The undersigned acknowledges that, in accordance with the Arrangement, Golden Queen, Falco and the Depositary shall be entitled to deduct and withhold from any consideration payable to any holder of Golden Queen Shares and from all dividends or distributions otherwise payable to any former holders of Golden Queen Shares such amounts as Golden Queen, Falco or the Depositary is required to deduct and withhold from such consideration under tax laws. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the former holder of Golden Queen Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. The undersigned acknowledges that it has consulted or has had the opportunity to consult its own tax advisor with respect to the potential income tax consequences to it of the Arrangement, including any elections to be made in respect thereof.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d’avoir requis que tout contrat attesté par l’arrangement et son acceptation par cette lettre d’envoi, de méme que tous les documents qui s’y rapportent, soient redigés exclusivement en langue anglaise.

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BOX A

ENTITLEMENT DELIVERY

All share entitlements will be issued and mailed in accordance with your existing registration details unless otherwise stated. If you would like your shares issued to a different name or address, please complete BOX B and refer to INSTRUCTION 2 & 3

❑        MAIL SHARES TO ADDRESS ON RECORD (DEFAULT)

❑        MAIL SHARES TO A DIFFERENT ADDRESS (MUST COMPLETE BOX B)

❑        HOLD SHARES FOR PICKUP OFFICE OF THE DEPOSITARY (CHECK LOCATION)

¡ TORONTO

SEE INSTRUCTION 9 FOR OFFICE ADDRESSES

BOX B

ISSUE SHARES IN THE NAME OF*:

❑ CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)

________________________________________

(NAME)

________________________________________________________

(STREET NUMBER & NAME)

________________________________________________________

(CITY AND PROVINCE/STATE)

________________________________________________________

(COUNTRY AND POSTAL/ZIP CODE)

________________________________________________________

(TELEPHONE NUMBER (BUSINESS HOURS)

________________________________________________________

(TAX IDENTIFICATION OR SOCIAL INSURANCE/SECURITY NUMBER)

* IF THIS NAME OR ADDRESS IS DIFFERENT FROM YOUR REGISTRATION, PLEASE PROVIDE SUPPORTING TRANSFER REQUIREMENTS (SEE INSTRUCTION 2 & 3)

BOX C

RESIDENCY DECLARATION

ALL SHAREHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT.

The undersigned represents that:

❑ The beneficial owner of the Golden Queen Shares deposited herewith is a U.S. Shareholder.

❑ The beneficial owner of the Golden Queen Shares deposited herewith is not a U.S. Shareholder.

A “U.S. Shareholder” is any shareholder who is either (i) providing an address in Box “B” that is located within the United States or any territory or possession thereof, or (ii) a “U.S. person” for United States federal income tax purposes.

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by
(if required under Instruction 3)

____________________________________________

Authorized Signature

____________________________________________

Name of Guarantor (please print or type)

____________________________________________

Address of Guarantor (please print or type)

____________________________________________

Telephone Number of Guarantor (please print or type)

Dated: ______________________________________, 20___

__________________________________________________

Signature of Shareholder or authorized representative
(see Instructions 2 and 4)

__________________________________________________

Address

__________________________________________________

Name of Shareholder (please print or type)

__________________________________________________

Telephone Number

__________________________________________________

Name of authorized representative, if applicable
(please print or type)

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INSTRUCTIONS

1. Use of Letter of Transmittal

Registered holders of Golden Queen Shares should read the accompanying Circular prior to completing this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. In order for registered holders of Golden Queen Shares to receive the Consideration for their Golden Queen Shares, such holders must deposit the certificate(s) or DRS Statement(s) representing their Golden Queen Shares with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in this Letter of Transmittal or reasonably requested by the Depositary, must accompany all certificates or DRS Statements representing Golden Queen Shares deposited for the issuance of the Consideration pursuant to the Arrangement. Falco reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it. The method used to deliver this Letter of Transmittal and any accompanying certificates or DRS Statements representing Golden Queen Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Falco recommends that the necessary documentation be hand delivered to the Depositary at the address specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Golden Queen Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Golden Queen Shares. This Letter of Transmittal and any accompanying certificates representing are to be delivered to the Depositary at the following address: TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, Attention: Corporate Actions.

2. Signatures

This Letter of Transmittal must be filled in and signed by the registered holder of Golden Queen Shares described above or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)	If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s) or DRS Statement(s) representing Golden Queen Shares, such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) or DRS Statement(s) without any change whatsoever, and the certificate(s) or DRS Statement(s) need not be endorsed. If such deposited certificate(s) or DRS Statement(s) evidences Golden Queen Shares that are held of record by two or more joint holders, all such holders must sign the Letter of Transmittal.
(b)	If this Letter of Transmittal is signed on behalf of a registered holder of Golden Queen Shares by a person other than the registered holder(s) of the accompanying certificate(s) or DRS Statement(s):
(i)	such deposited certificate(s) or DRS Statement(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder(s); and
(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the certificate(s) or DRS Statement(s) and must be guaranteed as noted in Instruction 3 below.
(c)	If any Deposited Shares are registered in different names on several certificates or DRS Statements, it is necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Deposited Shares.

3. Guarantee of Signatures

If (i) this Letter of Transmittal is signed by a person other than the registered holder(s) of the Deposited Shares, (ii) in the event the Arrangement is not completed, Deposited Shares are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the registers of Golden Queen, or (iii) if the Consideration is to be issued or delivered in the name of a person other than the registered holder of the Deposited Shares, such signature(s) must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

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4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee, guardian, corporation, partnership or association, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Each of Golden Queen, Falco or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5. Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates or DRS Statements for Deposited Shares, additional certificate numbers or DRS account numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.
(b)	If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.
(c)	No alternative, conditional or contingent deposits will be accepted and no fractional Falco Shares will be issued.
(d)	The Arrangement, this Letter of Transmittal and any agreement in connection with the Arrangement will be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.
(e)	Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at its address below.
(f)	Under no circumstances will interest accrue or be paid on the Consideration payable in respect of the Arrangement.

6. Lost Certificates

Shareholders whose certificate(s) representing Golden Queen Shares has been lost, stolen or destroyed, should complete this Letter of Transmittal as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements. Upon the receipt by Depositary of an affidavit by the holder claiming such certificate(s) to be lost, stolen or destroyed and a Letter of Transmittal and any other documents the Depositary requires, the Depositary will deliver the Consideration that such holder is entitled to receive in accordance with the Arrangement. When authorizing such delivery, the holder to whom the Consideration is to be delivered shall, as a condition precedent to such delivery, give a bond and indemnity satisfactory to Falco and the Depositary in such amount as Falco and the Depositary may direct, or otherwise indemnify Falco and the Depositary in a manner satisfactory to Falco and the Depositary, against any claim that may be made against Falco and the Depositary with respect to the certificate(s) alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of Golden Queen.

7. Cancellation of Rights after Six Years

If any shareholder fails to deliver on or before the sixth anniversary of the Effective Date of the Arrangement to the Depositary the Letter of Transmittal, all certificates or DRS Statements for Golden Queen Shares held by such shareholder and any other certificates, documents or instruments required to be delivered to the Depositary in order for such shareholder to receive the Consideration which such former holder is entitled to receive, on the sixth anniversary of the Effective Date of the Arrangement (i) such former holder will be deemed to have donated and forfeited to Falco or its successor any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled, and (ii) any certificate or DRS Statement representing Golden Queen Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Falco and will be cancelled. Neither the Depositary, Golden Queen nor Falco will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Falco or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Any right or claim to payment under the Arrangement that remains outstanding on the sixth anniversary of the Effective Date of the Arrangement, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the Consideration pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to Falco for no consideration.

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8.  Privacy Notice

The Depositary is committed to protecting personal information. In the course of providing services, the Depositary receives non-public personal information about shareholders from transactions the Depositary performs, forms a shareholder may send to the Depositary or other communications the Depositary may have with a shareholder and its representatives. This information could include a shareholder’s name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer a shareholder’s account, to better serve client needs and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Code to tell shareholders more about its information practices and how their privacy is protected. It is available at the Depositary’s website, at www.tsxtrust.com, or by writing to the Depositary at TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, Attention: Chief Compliance Officer. The Depositary will use any information a shareholder provides with this Letter of Transmittal in order to process a shareholder’s request and will consider a shareholder’s submission of this Letter of Transmittal as its consent to the above.

9. Payment Entitlement Pickup Locations

Entitlements may be picked up at the Depositary’s address below. Pick-up instructions must be selected in Box A. Below is the Depositary’s address:

The Depositary is:

TSX Trust Company

By Hand or by Courier

TSX TRUST COMPANY

By Registered Mail, Hand or Courier

TSX Trust Company

100 Adelaide Street West, Suite 301

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Toll Free in North America: 1-866-600-5869

Local or International: 416-342-1091

Facsimile: (416) 361-0470

Email: TMXEInvestorServices@tmx.com